

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Dylan Bramhall
Chief Financial Officer
Sunoco LP
8111 Westchester Drive, Suite 400
Dallas, Texas 75225

>   **Re: Sunoco LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 18, 2022**
>   **File No. 001-35653**

Dear Mr. Bramhall:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics and Results of Operations , page 39

1. We note your presentation of consolidated and segment gross profit excludes charges for depreciation, amortization, and accretion. Your current disclosure of gross profit on a consolidated basis outside of the segment footnote is a non-GAAP measure. Please revise your disclosure to present a reconciliation for this non-GAAP measure to the most directly comparable GAAP measure, i.e. gross profit that includes depreciation, amortization, and accretion. See Item 10(e) of Regulation S-K.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
19. Segment Reporting , page F-30

2. You report Adjusted EBITDA, which you disclose is the Partnership's segment measure of performance, gross profit, operating income and net income for each of your reportable

segments. If your chief operating decision maker uses only one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, segment profit or loss shall be reported for that measure only. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the public entity's consolidated financial statements. Refer to ASC 280-10-50-28.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation